                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*


                         TRIANGLE PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    89589H104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                       Vice President and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Peter H. Jakes, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                October 10, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------
CUSIP No. 89589H104
-------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg Pincus Private Equity VIII, L.P.          I.R.S. #13-4161869
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
  NUMBER OF
    SHARES                      23,384,887
BENEFICIALLY          --------- ------------------------------------------------
OWNED BY EACH            9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                    0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                23,384,887
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            23,384,887
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            30.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------
CUSIP No. 89589H104
-------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg, Pincus & Co.                             I.R.S. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
  NUMBER OF
    SHARES                      23,384,887
BENEFICIALLY          --------- ------------------------------------------------
OWNED BY EACH            9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                    0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                23,384,887
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            23,384,887
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            30.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------
CUSIP No. 89589H104
-------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg Pincus LLC                                I.R.S. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
  NUMBER OF
    SHARES                      23,384,887
BENEFICIALLY          --------- ------------------------------------------------
OWNED BY EACH            9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                    0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                23,384,887
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            23,384,887
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            30.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
----------- --------------------------------------------------------------------

     This Amendment No. 1 (the "Amendment") amends the Schedule 13D filed on September 4, 2001 (the "Original Schedule 13D") and is being filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus LLC, a New York limited liability company ("WP LLC") and Warburg, Pincus & Co., a New York general partnership ("WP," and together with WP VIII and WP LLC, the "Reporting Persons").

     Unless the context otherwise requires, references herein to the "Common Stock" are to shares of common stock, par value $0.001 per share of Triangle Pharmaceuticals, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D. This Amendment is being filed in connection with the acquisition of the Second Closing Shares on October 10, 2001 in accordance with the Purchase Agreement.

Item 1. Source and Amount of Funds or Other Consideration.

     Item 3 of the Original Schedule 13D is hereby amended in its entirety to read as follows:

     Pursuant to the Purchase Agreement, WP VIII purchased 9,628,002 shares of the Company's Common Stock at a price of $2.65 per share (the "Initial Closing Shares"), with the purchase price paid in cash on August 24, 2001 (the "Initial Closing") and 13,756,885 shares of the Company's Common Stock at a price of $2.65 per share (the "Second Closing Shares" and, together with the Initial Closing Shares, the "Shares") with the purchase price paid in cash on October 10, 2001.

     The total amount of funds required to purchase the Shares pursuant to the Purchase Agreement was $61,969,950.55 and was furnished from the working capital of

WP VIII. No additional funds were required to acquire beneficial ownership of the Common Stock reported on this Schedule 13D.

Item 5 Interest in Securities of the Issuer.

     Item 5 of the Original Schedule 13D is hereby amended in its entirety to read as follows:

     (a) As of October 10, 2001, the Reporting Persons beneficially own 23,384,887 shares of Common Stock. WP VIII may be deemed to beneficially own 23,384,887 shares of Common Stock, representing approximately 30.5% of the 76,683,805 shares of outstanding Common Stock, based on the 48,381,918 shares of Common Stock outstanding as of August 21, 2001 (which number was represented by the Company in the Purchase Agreement to be outstanding on that date) plus (i) 9,628,002 shares of Common Stock issued in the Initial Closing and (ii) a total of 19,417,262 shares of Common Stock issued in the Second Closing. By reason of their respective relationships with WP VIII and each other, each of the other Reporting Persons may also be deemed under Rule 13d-3 under the Exchange Act to own beneficially 23,384,887 shares of Common Stock, representing approximately 30.5% of the outstanding Common Stock.

     (b) WP VIII shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 23,384,887 shares of Common Stock it may be deemed to beneficially own. Each of the Reporting Persons shares with WP VIII the power to vote or to direct the vote and to dispose or to direct the disposition of the 23,384,887 shares of Common Stock it may be deemed to beneficially own.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     (c) Other than the acquisition of the Initial Closing Shares, no transactions in the Common Stock were effected during the last sixty days by the Reporting Persons or any of the persons set forth on Schedule I or in Item 2(d) hereto.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: October 15, 2001                 WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                            By: /s/ Scott Arenare
                                                ------------------------------
                                            Name:  Scott Arenare
                                            Title: Attorney in Fact


Dated: October 15, 2001                 WARBURG, PINCUS & CO.

                                        By: /s/ Scott Arenare
                                            ------------------------------
                                        Name:  Scott Arenare
                                        Title: Attorney in Fact


Dated: October 15, 2001                 WARBURG PINCUS LLC

                                        By: /s/ Scott Arenare
                                            ------------------------------
                                        Name:  Scott Arenare
                                        Title: Vice President

                                                                      SCHEDULE I

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). The sole general partner of Warburg Pincus Private Equity VIII ("WP VIII") is WP. WP VIII, WP, and WP LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP
                             ----------------------

-------------------------- -----------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                    TO POSITION WITH WP, AND POSITIONS
          NAME                         WITH THE REPORTING ENTITIES
-------------------------- -----------------------------------------------------
Joel Ackerman              Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Gregory Back               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
David Barr                 Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Harold Brown               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Sean D. Carney             Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Timothy J. Curt            Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
W. Bowman Cutter           Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Cary J. Davis              Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Stephen Distler            Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Stewart K. P. Gross        Partner of WP; Member and Senior Managing Director of
                           WP LLC
-------------------------- -----------------------------------------------------
Patrick T. Hackett         Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Jeffrey A. Harris          Partner of WP; Member and Senior Managing Director of
                           WP LLC
-------------------------- -----------------------------------------------------
William H. Janeway         Partner of WP; Member and Vice Chairman of WP LLC
-------------------------- -----------------------------------------------------
Charles R. Kaye            Partner of WP; Member and Executive Managing Director
                           of WP LLC
-------------------------- -----------------------------------------------------
Henry Kressel              Partner of WP; Member and Senior Managing Director of
                           WP LLC
-------------------------- -----------------------------------------------------
Joseph P. Landy            Partner of WP; Member and Executive Managing Director
                           of WP LLC
-------------------------- -----------------------------------------------------
Sidney Lapidus             Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Kewsong Lee                Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Jonathan S. Leff           Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Reuben S. Leibowitz        Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
David E. Libowitz          Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Nancy Martin               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Edward J. McKinley         Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Rodman W. Moorhead III     Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
James Neary                Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Howard H. Newman           Partner of WP; Member and Vice Chairman of WP LLC
-------------------------- -----------------------------------------------------
Gary D. Nusbaum            Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Dalip Pathak               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Lionel I. Pincus           Managing Partner of WP; Managing Member, Chairman of
                           the Board and Chief Executive Officer of WP LLC
-------------------------- -----------------------------------------------------
John D. Santoleri          Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Steven G. Schneider        Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Barry Taylor               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
John L. Vogelstein         Partner of WP; Member, and President of WP LLC
-------------------------- -----------------------------------------------------
Elizabeth H. Weatherman    Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
David Wenstrup             Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Pincus & Co.*
-------------------------- -----------------------------------------------------
NL & Co.**
-------------------------- -----------------------------------------------------
---------------------
* New York limited partnership; primary activity is ownership interest in WP and WP LLC
**   New York limited partnership; primary activity is ownership interest in WP.

957977.2

                                MEMBERS OF WP LLC
                                -----------------

-------------------------- -----------------------------------------------------
                                PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                 TO POSITION WITH WP LLC, AND POSITIONS
          NAME                        WITH THE REPORTING ENTITIES
-------------------------- -----------------------------------------------------
Joel Ackerman              Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Gregory Back               Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
David Barr                 Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Frank M. Brochin (1)       Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Harold Brown               Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Sean D. Carney             Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Timothy J. Curt            Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
W. Bowman Cutter           Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Cary J. Davis              Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Stephen Distler            Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Tetsuya Fukagawa (2)       Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Makoto Fukuhara (2)        Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Stewart K. P. Gross        Member and Senior Managing Director of WP LLC;
                           Partner of WP
-------------------------- -----------------------------------------------------
Alf Grunwald (3)           Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Patrick T. Hackett         Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Jeffrey A. Harris          Member and Senior Managing Director of WP LLC;
                           Partner of WP
-------------------------- -----------------------------------------------------
Sung-Jin Hwang (4)         Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Roberto Italia (5)         Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
William H. Janeway         Member and Vice Chairman of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Charles R. Kaye            Member and Executive Managing Director of WP LLC;
                           Partner of WP
-------------------------- -----------------------------------------------------
Rajesh Khanna (6)          Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Henry Kressel              Member and Senior Managing Director of WP LLC;
                           Partner of WP
-------------------------- -----------------------------------------------------
Rajiv B. Lall (6)          Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Joseph P. Landy            Member and Executive Managing Director of WP LLC;
                           Partner of WP
-------------------------- -----------------------------------------------------
Sidney Lapidus             Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Kewsong Lee                Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Jonathan S. Leff           Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Reuben S. Leibowitz        Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
David E. Libowitz          Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Nicholas J. Lowcock (7)    Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
John W. MacIntosh (8)      Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Nancy Martin               Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Edward J. McKinley         Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Rodman W. Moorhead III     Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
James Neary                Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Howard H. Newman           Member and Vice Chairman of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Gary D. Nusbaum            Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Dalip Pathak               Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Lionel I. Pincus           Managing Member, Chairman of the Board and Chief
                           Executive Officer of WP LLC; Managing Partner of WP
-------------------------- -----------------------------------------------------
Pulak Chandan Prasad (6)   Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
John D. Santoleri          Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------

                          -----------------------------

-------------------------- -----------------------------------------------------
                                PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                 TO POSITION WITH WP LLC, AND POSITIONS
          NAME                        WITH THE REPORTING ENTITIES
-------------------------- -----------------------------------------------------
Steven G. Schneider        Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Melchior Stahl (3)         Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Chang Q. Sun (9)           Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Barry Taylor               Member and Managing Director of WP LLC, Partner of WP
-------------------------- -----------------------------------------------------
John L. Vogelstein         Member and President of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Elizabeth H. Weatherman    Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
David Wenstrup             Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Jeremy S. Young (7)        Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Pincus & Co.*
-------------------------- -----------------------------------------------------

(1)  Citizen of France
(2)  Citizen of Japan
(3)  Citizen of Germany
(4)  Citizen of Korea
(5)  Citizen of Italy
(6)  Citizen of India
(7)  Citizen of United Kingdom
(8)  Citizen of Canada
(9)  Citizen of China

* New York limited partnership; primary activity is ownership interest in WP and EMW LLC